UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38067

Verona Pharma plc

(Translation of registrant's name into English)

3 More London Riverside

London SE1 2RE UK

+44 203 283 4200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Term Loan Facility

Effective as of November 19, 2020, Verona Pharma plc (the “Company”) and Verona Pharma, Inc. ("Verona U.S." and together with the Company, the "Borrowers") entered into a term loan facility of up to $30.0 million (the “Term Loan”), consisting of term loan advances in an aggregate amount of $5.0 million funded at closing, a term loan advance available subject to certain terms and conditions in an aggregate amount of $10.0 million (the “Term B Loan”) and a term loan advance available subject to certain terms and conditions in an aggregate amount of $15.0 million (the “Term C Loan”), with Silicon Valley Bank, a California corporation (“SVB”), the proceeds of which will be used for general corporate and working capital purposes.

The Term Loan is governed by a loan and security agreement, dated as of November 19, 2020, between the Borrowers and SVB (the “Loan Agreement”). The Term B Loan will be available, subject to and customary terms and conditions, during the period commencing upon the achievement of a specific clinical milestone relating to ensifentrine through and including June 30, 2022. The Term C Loan will be available, subject to customary terms and conditions, during the period commencing upon the achievement of an additional specific clinical milestone relating to ensifentrine through and including June 30, 2023.

The Term Loan will mature on November 1, 2024. Each advance under the Term Loan accrues interest at a floating per annum rate equal to the greater of (a) the sum of the prime rate reported in The Wall Street Journal plus 1.00% and (b) four and one-quarter of one percent (4.25%). The Term Loan provides for interest-only payments on a monthly basis until the payment date immediately preceding December 1, 2023. Thereafter, amortization payments will be payable monthly in equal installments of principal plus monthly payments of accrued interest. Upon repayment (whether at maturity, upon acceleration or by prepayment or otherwise), the Borrowers shall make a final payment to SVB in the amount of 10% of the aggregate Term Loans advanced (the "Final Payment"). The Borrowers may prepay the Term Loan in full but not in part provided that the Borrowers (i) provide ten days’ prior written notice to SVB, (ii) pays on the date of such prepayment (A) all outstanding principal plus accrued and unpaid interest, (B) a prepayment fee of $450,000 plus 3.0% of the Term C Loans advanced if paid on or before the first anniversary of the closing date; $300,000 plus 2.00% of the Term C Loans advanced if paid after the first anniversary of the closing date and on or before the second anniversary of the closing date; and $150,000 plus 1.00% of the Term C Loans advanced if paid thereafter and prior to maturity, (C) the Final Payment and (D) all other sums, if any, that shall become due and payable with respect to the Term Loan Advances, including interest at the Default Rate with respect to any past due amounts. Amounts outstanding during an event of default are payable upon SVB's demand and shall accrue interest at an additional rate of 3.0% per annum.

The Term Loan is secured by a lien on substantially all of the assets of the Borrowers, other than the equity interests of Verona U.S. and other than intellectual property, provided that such lien on substantially all assets includes any rights to payments and proceeds from the sale, licensing or disposition of intellectual property. The Borrowers have also granted SVB a negative pledge with respect to its intellectual property.

The Loan Agreement contains customary covenants and representations, including but not limited to financial reporting obligations and limitations on dividends, indebtedness, collateral, investments, distributions, transfers, mergers or acquisitions, taxes, corporate changes, deposit accounts, and subsidiaries. The Loan Agreement also contains other customary provisions, such as expense reimbursement, non-disclosure obligations as well as indemnification rights for the benefit of SVB. The Loan Agreement includes a minimum cash covenant triggered when Borrowers' consolidated cash and cash equivalents drop below $45.0 million at any time after the earliest to occur of any of the following: (i) the release of negative data from Enhance 2 and/or Enhance 1, which in the reasonable business discretion Borrowers’ senior management, would be considered insufficient to support submission of an NDA to the FDA, (ii) the FDA issues a complete response letter with respect to an NDA submitted for ensifentrine, or (iii) failure to achieve a specific regulatory milestone relating to ensifentrine by June 30, 2023 (extendable to March 31, 2024 upon the Borrowers receiving a specified amount of new cash proceeds after September 8, 2020 from the sale of equity securities in one or more public financings or other bona fide equity financings, subordinated debt and/or upfront/milestone payments from one or more collaboration agreements not prohibited in the Loan Agreement). Upon such trigger, Borrowers must cash collateralize an amount equal to the outstanding obligations to SVB plus the amount of any prepayment penalty and Final Payment which would be due in the event the Loan Agreement were prepaid in full with respect to the Term Loans advanced as of such time.

The events of default under the Loan Agreement include, but are not limited to, the Borrowers’ failure to make any payments of principal or interest under the Loan Agreement or other transaction documents, the Borrowers’ breach or default in the performance of any covenant under the Loan Agreement or other transaction documents, the occurrence of a material adverse change, any Borrower making a false or misleading representation or warranty in any material respect under the Loan Agreement, any Borrower’s insolvency or bankruptcy, any attachment or judgment on any Borrower’s assets of at least $500,000, or the occurrence of any default under any agreement or obligation of any Borrower involving indebtedness in excess of $500,000. If an event of default occurs, SVB is entitled to take enforcement action, including acceleration of amounts due under the Loan Agreement.

The foregoing description of the Loan Agreement is a summary, and is qualified in its entirety by reference to such document, which is filed herewith as Exhibit 1.1 to this Report on Form 6-K, and is incorporated herein by reference.

On November 23, 2020, the Company issued a press release in connection with the Term Loan, which press release is furnished herewith as Exhibit 1.2 to this Report on Form 6-K.

Supplemental Risk Factor Disclosure

In connection with the Term Loan, the Company is supplementing the risk factors previously disclosed in Part I, Item 3.D of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on February 27, 2020, to include the following risk factor under the heading “Risk Factors - Risks Related to Our Business and Industry”:

The terms of our credit facility place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

In November 2020, we and Verona Pharma, Inc., or Verona U.S., entered into a loan and security agreement, or the Loan Agreement, with Silicon Valley Bank, or SVB, pursuant to which a term loan facility in an aggregate amount of up to $30.0 million, or the Term Loan, is available to us in three tranches. We received the first tranche of $5.0 million at closing. Upon satisfaction of certain clinical milestones relating to ensifentrine and subject to customary terms and conditions: (i) the second tranche will be available and will allow us to borrow an additional amount up to $10.0 million through June 30, 2022, and (ii) the third tranche will be available and will allow us to borrow an additional amount up to $15.0 million through June 30, 2023.

The Term Loan is secured by a lien on substantially all of our and Verona U.S.’s assets, other than the equity interests of Verona U.S. and other than intellectual property, provided that such lien on substantially all assets includes any rights to payments and proceeds from the sale, licensing or disposition of intellectual property. We have also granted SVB a negative pledge with respect to our intellectual property.

The Loan Agreement contains customary covenants and representations, including but not limited to financial reporting obligations and limitations on dividends, indebtedness, collateral, investments, distributions, transfers, mergers or acquisitions, taxes, corporate changes, deposit accounts, and subsidiaries. The Loan Agreement also contains other customary provisions, such as expense reimbursement, non-disclosure obligations as well as indemnification rights for the benefit of SVB. The Loan Agreement includes a minimum cash covenant triggered when our consolidated cash and cash equivalents drop below $45.0 million at any time after the occurrence of certain clinical and/or regulatory event. Upon such trigger, we would be required cash collateralize an amount equal to the outstanding obligations to SVB plus the amount of any prepayment penalty and a final payment which would be due in the event the Loan Agreement were prepaid in full with respect to the Term Loans advanced as of such time. Any such cash collateralization could have a material adverse impact on our liquidity and financial condition.

The events of default under the Loan Agreement include, but are not limited to: (i) insolvency, liquidation, bankruptcy or similar events; (ii) failure to pay any debts due under the Loan Agreement or other loan documents on a timely basis; (iii) failure to observe certain covenants under the Loan Agreement ; (v) occurrence of a material adverse effect; (vi) material misrepresentation by us; (vii) occurrence of any default under any other agreement involving material indebtedness; and (viii) certain material money judgments. If we default under the Loan Agreement, SVB may accelerate all of our repayment obligations and take control of our and Verona U.S.’s pledged assets, potentially requiring us to renegotiate our agreement on terms less favorable to us or to immediately cease operations. Further, if we are liquidated, the lenders’ right to repayment would be senior to the rights of our ADS holders or shareholders to receive any proceeds from the liquidation. Any declaration by SVB of an event of default could significantly harm our business and prospects and could cause the price of our ADSs or ordinary shares to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

***

The information in this Report on Form 6-K, excluding Exhibit 1.2, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-225107) and Registration Statements on Form S-8 (Registration Nos. 333-217521, 333-237926 and 333-248199).

EXHIBIT INDEX

Exhibit No.	Description

1.1†	Loan and Security Agreement, dated as of November 19, 2020, by and among Silicon Valley Bank, Verona Pharma plc and Verona Pharma, Inc.

1.2	Term Loan Announcement

†         Portions of this exhibit have been omitted pursuant to applicable Securities and Exchange Commission rules and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: November 23, 2020	By:	/s/ David Zaccardelli, Pharm. D.
		Name:	David Zaccardelli, Pharm. D.
		Title:	Chief Executive Officer